May 20, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Track Solutions, Inc.

Form 10-12G/A

Filed May 10, 2021

File No. 000-56262

To the men and women of the SEC:

On behalf of Fast Track Solutions, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 17, 2021 addressed to Mr. Jeffrey DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on May 10, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 3 to Form 10-12G filed May 10, 2021

Business, page 3

1. Please clarify that the company's common stock is quoted on the Pink markets or advise.

 COMPANY RESPONSE:

We have added the following disclosure to page 3: “Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market under the symbol “FTRK”."

2. Please describe in greater detail why you believe the reorganization did not involve a sale of common stock. Also disclose how many shareholders received securities and whether any of these shareholders were accredited investors as defined in Rule 501 of Regulation D.

COMPANY RESPONSE:

The Agreement And Plan of Merger (the “Reorganization”) was completed on May 5, 2021, by and among Sauer Energy, Inc., a Nevada corporation (“Predecessor”), Fast Track Solutions, Inc., a Nevada corporation (“Successor”) and a direct, wholly owned subsidiary of Predecessor, and Fast Track Merger Sub, Inc., a Nevada corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Successor. Pursuant to the Reorganization and at the Effective Time, by virtue of the merger and without any action on the part of the holder thereof; each share of capital stock of the Predecessor issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Successor capital stock.

There was no “sale” of securities pursuant to the Reorganization. Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Pursuant to NRS 92A.180, a merger of parent into subsidiary or subsidiary into parent did not require the vote or consent of shareholders. A parent domestic corporation owning at least 90 percent of the outstanding shares of each class of a subsidiary may merge the subsidiary into itself without approval of the shareholders of the shareholder’s interests of the parent domestic corporation or the shareholders of the shareholder’s interests of the subsidiary domestic corporation. The board of directors of a parent corporation shall adopt the plan of merger. Articles of merger under this section may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization. The company stockholders were not entitled to dissenters’ appraisal rights.

Our Reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 resulted in (i) each of the Predecessor’s stockholders holding the same percentage interest in Successor as each stockholder held in the Predecessor immediately prior to the Reorganization, and (ii) each Predecessor stockholder being in the same economic position after the Reorganization as before the Reorganization.

In summary, (a) stockholder approval of the Reorganization was not required under NRS 92A.180; (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) the respective certificates of incorporation and bylaws of Predecessor and Successor were identical before and after the merger (e) Predecessor stockholders received securities of the same class evidencing the same proportional interest as Successor as those they held in Predecessor; (f) the Board of Directors of Successor were identical to the Board of Directors and officers of Predecessor as they were immediately prior to the consummation of the Reorganization; (g) the rights and interests of the holders of Successor capital stock were substantially the same as those they had as holders of the Predecessor common stock; (h) the board of directors of Predecessor and Successor intend that the Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue code; (i) Successor’s purpose was to effect the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (j) Merger Sub was formed for the purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (k) immediately following consummation of the Reorganization, Predecessor as the surviving corporation with Merger Sub had the same assets and liabilities that it had prior to consummation of the Reorganization; (l) the capital stock of Successor was converted solely as part of a Reorganization of Predecessor into a holding company structure.

Our Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 whereas there was no “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act. Therefore, the registration under the Securities Act was not required in connection with the Reorganization which is consistent with previous reviews of Form 10 registration statements by the Securities and Exchange Commission in respect to similar holding company reorganizations involving shell companies under comparable provisions of other state laws without shareholder approval, see Form 10 registration statements filed by the following issuers that later became effective with the Commission by Kaival Brands Innovation Group, Inc. fka Quick Start Holdings, Inc., File No. 000-56016, January 19, 2020, See Blubuzzard, Inc. fka Fast Lane Holdings, Inc., File No. 000-56019, January 25, 2019, See Srike Axe, Inc., File No. 000-53304, July 3, 2008, Desert Gateway, Inc., File No. 000-53293, June 27,2008 and Locan, Inc., File No. 000-53342, July 22, 2008.

In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

We have also added the following language to Page 3: “The Company believes that the Reorganization, deemed effective on May 5, 2021, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, the provisions of NRS 92A.180 did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.”

3. Please disclose whether Sauer Energy, Inc. was a shell company, as defined in Rule 12b-2.

COMPANY RESPONSE:

We have added the following language to page 3: “It is our belief that Sauer Energy was a shell company at the time of the Reorganization.”

Date: May 20, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer